April 10, 2006

Mail Stop 3561

Via US Mail and Facsimile

Ms. Kathleen C. Haines
Senior Vice President, Chief Financial Officer and Treasurer
One Station Place
Stamford, Connecticut 06902

Re:	OMI Corporation
	Form 10-K for the year ended December 31, 2005
	Commission file #: 001-14135

Dear Ms. Haines:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist
you in your compliance with the applicable disclosure requirements
and
to enhance the overall disclosure in your filing.  We look forward to
working with you in these respects.  We welcome any questions you may
have about our comments or any other aspect of our review.  Feel free
to call us at the telephone numbers listed at the end of this letter.
* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2005

MD&A - Results of Operations, page 38
Form 8-K furnished February 21, 2006, October 18, 2005, July 26,
2005,
April 21, 2005

1. We note from your disclosure on page 42 of your MD&A section that you use the non-GAAP financial measure "Vessel Operating Income" which is TCE revenue less vessel expenses, charter hire expense, and depreciation and amortization and on page 43 and 44 you present total vessel operating income for each of your two reportable segments. Please tell us and disclose in future filings what you believe to be the most directly comparable financial measure that is calculated in accordance with GAAP, and give us a reconciliation of the non-GAAP measure to the most comparable GAAP measure. Also, please tell us and disclose why you believe the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Additionally, please explain to us why the segment operating income measure used in
Note 12
for SFAS 131 purposes is not consistent with the total vessel operating income measure used for segment discussions in your MD&A section. We believe that for ease of understanding by the investors, these amounts should be consistently calculated or determined.

Financial Statements

Statements of Cash Flows

2. We note that you have presented payments for drydocking as an investing activity on the statements of cash flows. Please note that we do not believe that the method used to account for these costs should impact the manner in which they are presented in your statements of cash flows. In this regard, had you chosen to expense these costs as incurred they would be included in cash flow from operations. Accordingly, in future filings, please present the cash flows related to drydocking payments as an operating activity.

Notes to the Financial Statements

Note 1.  Business and Summary of Significant Accounting Policies

- Revenue Recognition

3. We note your disclosure in Note 1 that revenues include the gross revenue generated by vessels in the Gemini pool, that earnings of the pool are allocated to the pool members using an agreed upon formula, and that charter hire expense is recorded for the non-OMI vessels. Please explain to us why you believe it is appropriate to record the gross amount of revenue related to amounts earned by the pool, which includes five non-OMI vessels and to record charter-hire expense for revenue earned by the five non-OMI vessels. Your response should clearly explain why you believe it is appropriate to recognize all of
Gemini`s revenues on a gross basis.  See EITF 99-19.

Note 3. Long-Term Debt and Credit Arrangements

- 2.875% Convertible Notes

4. We note your disclosure that the conversion ratio and price of the
2.875% convertible notes are adjusted upon the payment of cash dividends in excess of $.028 per share per year. Please tell us the initial conversion price and ratio at the time the notes were issued and explain whether you performed an analysis as to the existence of a beneficial conversion feature at the time the notes were issued in accordance with EITF 98-5. Also, please explain the meaning of the disclosure that upon conversion you will deliver cash and only at your option will you issue common shares in respect of the remainder of the obligation. Clarify for us if there are any situations in which the note holder can redeem the notes entirely for common shares based on the conversion price. We may have further comments upon receipt of your response.

5. We note that during 2005 you repurchased an aggregate of $105,244,000 of the Convertible Notes at a discount and recorded a gain. Please tell explain to us how you were able to repurchase the
Notes at a discount and discuss the nature of any additional incentives offered to the note holders in exchange for the repurchase at a discount.

Note 5. Fair Value of Financial Instruments

6. In future filings, please revise Note 5 to include disclosure regarding the carrying values and fair values of your long-term debt.
Refer to the disclosure requirements outlined in paragraph 10 of SFAS
No. 107.

Form 8-K dated February 20, 2006 (furnished February 21, 2006)

7. We note your use of the non-GAAP financial measure "Net Income Before Special Items" in your earnings release furnished on Form 8-K.
You state that you present this measure to provide additional information with respect to the company`s ability to compare from period to period operating revenues and expenses without gains and losses such as the gain on extinguishment of notes in 2005, the amount written off in 2004 relating to the expenses for a proposed acquisition and gains and losses from disposition of vessels. However, the most significant item for which you adjust GAAP net income , gain on disposal of vessels, has recurred over the last several years and there is no indication it will not recur in the future. Therefore, it is not clear why this measure is better for forming expectations of future results. Consequently, it does not appear you have provided a substantive reason that demonstrates the usefulness to investors of eliminating these recurring items from this non-GAAP measure, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K. Please revise your adjusted earnings and EPS amounts to exclude recurring items or items that are reasonably likely to recur in the future or, alternatively, tell us and revise to disclose why you believe it is useful to investors to disregard these items when evaluating your performance. For guidance, see Questions 8 and 9 of the Staff`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (Non-GAAP FAQs), issued on June 13, 2003.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Ms. Kathleen C. Haines
OMI Corporation
April 10, 2006
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